SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Biodexa Pharmaceuticals PLC
(Name of Issuer)

Ordinary shares, nominal value £0.001 per share
(Title of Class of Securities)

59564R708**
(CUSIP Number)

December 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 59564R708 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol “BDRX.” Each ADS represents 400 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59564R708	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 110,558,000 Ordinary Shares (represented by 276,395 ADSs) (including 58,883,200 Ordinary Shares (represented by 147,208 ADSs) issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

110,558,000 Ordinary Shares (represented by 276,395 ADSs) (including 58,883,200 Ordinary Shares (represented by 147,208 ADSs) issuable upon the exercise of warrants)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,558,000 Ordinary Shares (represented by 276,395 ADSs) (including 58,883,200 Ordinary Shares (represented by 147,208 ADSs) issuable upon the exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, Cavalry Fund I holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 59564R708	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 110,558,000 Ordinary Shares (represented by 276,395 ADSs) (including 58,883,200 Ordinary Shares (represented by 147,208 ADSs) issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

110,558,000 Ordinary Shares (represented by 276,395 ADSs) (including 58,883,200 Ordinary Shares (represented by 147,208 ADSs) issuable upon the exercise of warrants)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,558,000 Ordinary Shares (represented by 276,395 ADSs) (including 58,883,200 Ordinary Shares (represented by 147,208 ADSs) issuable upon the exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, Cavalry Fund I holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 59564R708	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Investment Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 91,382,800 Ordinary Shares (represented by 228,457 ADSs) (including 85,641,200 Ordinary Shares (represented by 214,103 ADSs) issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

91,382,800 Ordinary Shares (represented by 228,457 ADSs) (including 85,641,200 Ordinary Shares (represented by 214,103 ADSs) issuable upon the exercise of warrants)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,382,800 Ordinary Shares (represented by 228,457 ADSs) (including 85,641,200 Ordinary Shares (represented by 214,103 ADSs) issuable upon the exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, Cavalry Investment Fund holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) reflect the full exercise of the warrants reported on this cover page, however, the ability to exercise such warrants at any given time is subject to such blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.

CUSIP No. 59564R708	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 91,382,800 Ordinary Shares (represented by 228,457 ADSs) (including 85,641,200 Ordinary Shares (represented by 214,103 ADSs) issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

91,382,800 Ordinary Shares (represented by 228,457 ADSs) (including 85,641,200 Ordinary Shares (represented by 214,103 ADSs) issuable upon the exercise of warrants)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,382,800 Ordinary Shares (represented by 228,457 ADSs) (including 85,641,200 Ordinary Shares (represented by 214,103 ADSs) issuable upon the exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%* (see Item 4)
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, Cavalry Investment Fund holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) reflect the full exercise of the warrants reported on this cover page, however, the ability to exercise such warrants at any given time is subject to such blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.

CUSIP No. 59564R708	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 109,920,800 Ordinary Shares (represented by 274,802 ADSs) (including 52,504,400 Ordinary Shares (represented by 131,261 ADSs) issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
8

SHARED DISPOSITIVE POWER

109,920,800 Ordinary Shares (represented by 274,802 ADSs) (including 52,504,400 Ordinary Shares (represented by 131,261 ADSs) issuable upon the exercise of warrants)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,920,800 Ordinary Shares (represented by 274,802 ADSs) (including 52,504,400 Ordinary Shares (represented by 131,261 ADSs) issuable upon the exercise of warrants)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%* (see Item 4)
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, Cavalry Fund I and Calvary Investment Fund hold warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 59564R708	13G	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Biodexa Pharmaceuticals PLC (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Cavalry Fund I LP, a Delaware limited partnership (“Cavalry Fund I”);

(ii)	Cavalry Fund I Management LLC, a Delaware limited liability company (“Cavalry Fund I Management”);

(iii)	Cavalry Investment Fund LP, a Delaware limited partnership (“Cavalry Investment Fund”);

(iv)	Cavalry Fund GP, LLC, a Delaware limited liability company (“Calvary Fund GP”); and

(v)	Thomas Walsh (“Mr. Walsh”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares (as defined in Item 2(d)) reported herein.

The ADSs (as defined in Item 2(e)) corresponding to the securities reported herein are held by. and issuable upon exercise of warrants held by, Cavalry Fund I and Cavalry Investment Fund. Cavalry Fund I Management is the general partner of Cavalry Fund I. Calvary Fund GP is the general partner of Cavalry Investment Fund. Mr. Walsh is the Manager of Cavalry Fund I Management and the Managing Member of Calvary Fund GP. As such, Cavalry Fund I Management may be deemed to beneficially own the securities underlying the ADSs held by, and issuable upon exercise of the warrants held by, Cavalry Fund I, and Calvary Fund GP may be deemed to beneficially own the securities underlying the ADSs held by, and issuable upon exercise of the warrants held by, Cavalry Investment Fund. Mr. Walsh may be deemed to beneficially own the securities underlying the ADSs held by, and issuable upon exercise of the warrants held by, Cavalry Fund I and Cavalry Investment Fund. To the extent Mr. Walsh is deemed to beneficially own such securities, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

CUSIP No. 59564R708	13G	Page 8 of 11 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 61 82 E. Allendale Rd. Ste 5B, Saddle River, New Jersey 07458.

Item 2(c).	CITIZENSHIP:

Cavalry Fund I is a limited partnership organized under the laws of the State of Delaware. Cavalry Fund I Management is a limited liability company organized under the laws of the State of Delaware. Cavalry Investment Fund is a limited partnership organized under the laws of the State of Delaware. Cavalry Fund GP is a limited liability company organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP NUMBER:

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 59564R708 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol “BDRX.” Each ADS represents 400 Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 59564R708	13G	Page 9 of 11 Pages

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based on 1,047,806,522 Ordinary Shares outstanding, as reported by the Issuer in the Report of Foreign Private Issuer of Form 6-K filed with the Securities and Exchange Commission on December 21, 2023, after giving effect to the consummation of the offering described therein, and assumes the exercise of the reported warrants held by Calvary Fund I and Cavalry Investment Fund, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of certain warrants held by Cavalry Fund I and Cavalry Investment Fund, Cavalry Fund I and Cavalry Investment Fund cannot exercise such warrants to the extent the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding Ordinary Shares (the “9.99% Blocker”). The percentage set forth on Row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all the warrants held by Cavalry Fund I and Cavalry Investment Fund due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP No. 59564R708	13G	Page 10 of 11 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59564R708	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 28, 2023

Cavalry Fund I LP

By: Cavalry Fund I Management LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Fund I Management LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Investment Fund LP

By: Cavalry Fund GP, LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Managing Member

Cavalry Fund GP, LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Managing Member

By:	/s/ Thomas Walsh
Thomas Walsh